    WORLD MONITOR TRUST--
    SERIES C
    MONTHLY REPORT/
    SEPTEMBER 24, 1999

WORLD MONITOR TRUST--SERIES C
--------------------------------------------------------------------------------
Dear Interest Holder:

Enclosed is the report for the period from August 28, 1999 to September 24, 1999 for World Monitor Trust--Series C (the 'Trust'). The net asset value of an interest as of September 24, 1999 was $107.48, an increase of 2.26% from the August 27, 1999 value of $105.10. The 1999 calendar year-to-date return for the Trust was an increase of 3.13% as of September 24, 1999. Additionally, the return for the quarterly period from June 26, 1999 to September 24, 1999 was a decrease of 2.59%.

Quarterly Market Overview

During the quarter, global financial markets experienced heavy volatility. In July, U.S. Federal Reserve policy gave markets a boost. However, record trade deficits, higher employment costs, fears of inflation and higher interest rates in the U.S. quickly caused a reversal in U.S. stock and bond markets. Global stock and bond markets followed U.S. markets demonstrating increased volatility. The U.S. dollar also experienced fluctuations throughout the quarter as signs of a stronger U.S. economy versus the European community supported the dollar's rise to new highs against most major currencies. However, later in the quarter as a record trade gap and stronger than expected European economic data were reported, the U.S. dollar came under pressure and continued to fall against most major currencies and to record lows against the Japanese yen. In the commodities markets, energy prices rose as OPEC members agreed to maintain cuts in oil output. The metal sector experienced extreme movement as gold prices rose to a two-year high following reports that 15 European central banks would limit sales and retain higher gold reserves.

Quarterly Trust Performance

In the financial sector, the Trust generated losses due to weakness in global bond markets. Pressure throughout Europe and the U.S. to raise rates continued to repress bond prices. Global interest rate markets followed the U.S. lead as rates moved higher. On August 24th, the Federal Open Market Committee decided to increase the U.S. federal funds rate by 25 basis points. In Japan, long-term interest rates rose during the first half of the quarter on concerns that more government bonds may be issued to finance the bailout of the weaker Japanese banks. Positions in Japanese government bond and U.S. Treasury bonds incurred losses.

Losses in the grain sector were derived from long soybean, soybean meal, and soybean oil positions. Soybeans and soybean oil prices fell on alleviation of drought-related supply concerns, and the market began to focus on weak domestic demand towards quarter end.

The Trust captured gains in the energy sector derived from long positions in natural gas, unleaded gas and heating oil. OPEC's production cuts continued to prove effective for oil markets. Expectations that current output levels could be maintained for the foreseeable future also contributed to the bullish sentiment. Gas markets also benefited from OPEC's actions.

Trading in the index sector resulted in losses due to positions in the EUR DAX (Germany), Nikkei Dow (Japan) and the S&P 500. In Germany, Chancellor Schroeder's political programs for economic reform seemed in trouble as state election polls showed that his Social Democrat party would lose its majority in the Bundesrat, the upper chamber of German parliament, thus weighing on the value of the Deutsche mark. In Japan, the Nikkei Dow moved sideways and a bit downward though not demonstrating a bear trend, closing lower by quarter end. The U.S. stock market fell 12% from its 1999 high in July in anticipation of an August interest rate hike. Global stock markets followed the U.S. market's lead. Pressure to raise rates throughout the world repressed global stock and bond prices throughout the remainder of the quarter.

Gains accumulated in the currency sector were due to long Japanese yen positions. The yen rallied against the U.S. dollar and European currencies following a stronger-than-expected second quarter GDP report. The U.S. dollar plummeted to a 3 1/2 year low against the yen. The rally was sustained by an optimistic outlook for the Japanese economy, in addition to the absence of meaningful intervention by the Bank of Japan.

Profits in the metal sector were derived from long copper, aluminum, and zinc positions. Base metals benefited from the planned consolidation of aluminum and copper producers, as this promised a better control of production and supply. Additionally, base metal prices, including zinc, moved higher as both growing demand and various production problems caused a decline in warehouse stocks.

The estimated net asset value per interest as of October 21, 1999 was $109.18. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,

          /s/ Joseph A. Filicetti
          ---------------------------
          Joseph A. Filicetti
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
---------------------------------------------------------
For the period from August 28, 1999 to
  September 24, 1999
Revenues:
Realized gain on commodity
  transactions.............................   $ 1,528,134
Change in unrealized commodity
  positions................................    (1,069,173)
Interest income............................        68,163
                                              -----------
                                                  527,124
                                              -----------
Expenses:
Commissions................................       105,937
Management fee.............................        27,301
                                              -----------
                                                  133,238
                                              -----------
Net gain...................................   $   393,886
                                              -----------
                                              -----------

STATEMENT OF CHANGES IN NET ASSET VALUE
----------------------------------------------------------
For the period from August 28, 1999 to
  September 24, 1999

                                                     Per
                                        Total      Interest
                                     -----------   -------
Net asset value at beginning
  of period (160,884.951
  interests).......................  $16,908,391   $105.10
Contributions......................      729,800
Net gain...........................      393,886
Redemptions........................      (81,056)
                                     -----------
Net asset value at end of
  period (167,012.281 interests)...  $17,951,021    107.48
                                     -----------   -------
                                     -----------
Change in net asset
  value per interest............................   $  2.38
                                                   -------
                                                   -------
Percentage change...............................      2.26%
                                                   -------
                                                   -------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust--Series C is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                                 /s/ Barbara J. Brooks
                                 ----------------------
                                 by: Barbara J. Brooks
                                 Chief Financial Officer